Exhibit 99.1

April 25, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the First Quarter of 2012

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. of which it holds approximately 48% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding its first quarter 2012 financial results, as published on April 25, 2012, in Finland.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Q3 CITYCON OYJ INTERIM REPORT 3 JANUARY333 MARCH 3333

Citycon in Brief Citycon focuses on the shopping centre business in the Nordic and Baltic countries. The company’s shopping centres are actively managed and developed by the company’s locally-based professionals. In the Nordic countries, Citycon is a pioneer in adhering to sustainable development principles in its shopping centre business. Citycon strives to enhance the commercial appeal of its properties, taking account of the specific characteristics of each property’s catchment area, such as purchasing power, competition and consumer demand. The ultimate goal is to create rental premises generating added value for tenants and customers. At the end of March 2012, Citycon owned 35 shopping centres and 41 other retail properties. In addition, the company is managing and leasing two shopping centres without owning them. Of the shopping centres owned by the company, 22 are located in Finland, 9 in Sweden and 4 in the Baltic countries. Contents Summary of the First Quarter of 2012 Compared with the Previous Quarter Summary of the First Quarter of 2012 Compared with the Corresponding Period of 2011 Key Figures CEO’s Comment Main Events Events after the Reporting Period Outlook Business Environment Short-term Risks and Uncertainties Property Portfolio Financial Performance Statement of Financial Position and Financing Cash Flow Statement Financial Performance of Business Units Finland Sweden Baltic Countries Environmental Responsibility Governance EPRA Key Performance Measures Interim Condensed Consolidated Financial Statements 1 January–31 March 2012, IFRS Notes to Interim Condensed Consolidated Financial Statements Auditor’s Report CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 1

Citycon Oyj's Interim Report for 1 January–31 March 2012

The year started with good like-for-like net rental income performance of 5.0 per cent and improved occupancy rate of 95.5 per cent.

Summary of the First Quarter of 2012 Compared with the Previous Quarter

- Turnover increased to EUR 57.8 million (Q4/2011: EUR 56.0 million).
- Net rental income increased by EUR 0.3 million, or 0.8 per cent, to EUR 37.5 million (EUR 37.3 million), mainly due to completed (re)development projects and CPI-indexations offset by higher property operating expenses reflecting the common seasonal variations.
- EPRA operating profit increased by EUR 2.1 million, or 7.2 per cent to EUR 31.0 million (EUR 28.9 million) due mainly to lower administrative expenses, which decreased mainly because of lower restructuring costs. EPRA earnings per share was EUR 0.05 (EUR 0.05). EPRA key figures exclude non-recurring items such as fair value changes of investment properties.
- The fair value change of investment properties was EUR 5.9 million (EUR -17.0 million), the fair value of investment properties totalled EUR 2,547.8 million (EUR 2,522.1 million). The average net yield requirement for investment properties was 6.4 per cent (6.4%).

Summary of the First Quarter of 2012 Compared with the Corresponding Period of 2011

- Turnover increased to EUR 57.8 million (Q1/2011: EUR 52.0 million).
- Net rental income increased by EUR 5.1 million, or 15.9 per cent, to EUR 37.5 million (EUR 32.4 million). Completion of redevelopment projects and the acquisitions of the Kristiine and Högdalen Centrum shopping centres increased net rental income by EUR 4.2 million.
- Net rental income from like-for-like properties increased by EUR 1.3 million, or 5.0 per cent, excluding the impact of the strengthened Swedish krona.
- Earnings per share were EUR 0.06 (EUR 0.05).
- EPRA EPS (basic) was EUR 0.05 (EUR 0.05).
- Net cash from operating activities per share decreased to EUR 0.05 (EUR 0.09) due mainly to positive non-recurring items in the comparison period as well as timing differences.

Key Figures

IFRS based key figures	Q1/2012	Q1/2011	Change-% [1]	Q4/2011	2011
Turnover, EUR million	**57.8**	52.0	11.3%	56.0	217.1
Net rental income, EUR million	**37.5**	32.4	15.9%	37.3	144.3
Profit/loss attributable to parent company shareholders, EUR million	**15.8**	11.2	40.8%	-5.4	13.0
Earnings per share (basic), EUR	**0.06**	0.05	24.0%	-0.02	0.05
Net cash from operating activities per share, EUR	**0.05**	0.09	-42.3%	0.04	0.25
Fair value of investment properties, EUR million	**2,547.8**	2,386.2	6.8%		2,522.1
Equity ratio, %	**35.9**	36.3	-1.1%		36.0
EPRA based key figures	**Q1/2012**	**Q1/2011**	**Change-% [1]**	**Q4/2011**	**2011**
EPRA operating profit, EUR million	**31.0**	27.0	14.8%	28.9	117.4
% of turnover	**53.6%**	51.9%	3.1%	51.6%	54.1%
EPRA Earnings, EUR million	**14.3**	12.6	13.2%	12.5	53.3
EPRA Earnings per share (basic), EUR	**0.05**	0.05	-0.3%	0.05	0.21
EPRA NAV per share, EUR	**3.54**	3.70	-4.3%		3.62
EPRA NNNAV per share, EUR	**3.19**	3.44	-7.2%		3.29

[1] *Change-% is calculated from exact figures and refers to the change between 2012 and 2011.*

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2012

2

CEO’s Comment Comments from Citycon Oyj’s Chief Executive Officer Marcel Kokkeel on the beginning of the year: ”The beginning of 2012 was positive: we were able to increase our like-for-like net rental income. During the period, we continued to focus on our internal improvement and cost efficiency programme not forgetting the customer focus. We are seeing signs from improved and faster leasing processes and additional income generation by specialty leasing and internal extensions as well as cost management. These positive signs were reflected in higher income which in turn resulted in positive revaluation in our shopping centres; EUR 8.9 million for the quarter. We also succeeded in clearly decreasing the energy consumption in our shopping centres through our active measures. Unfortunately, due to increased energy taxes and prices the energy saving was not fully reflected in our figures. We will continue pursuing this viable alliance between sustainability and economical results. We are pleased with the clear improvement in both shopping centre sales and net rental income in all the shopping centres that we have redeveloped or refurbished recently. The management will maintain its focus on income enhancement and solid cash flows going forward. Refinancing and finding alternative funding sources will also remain the top priority.” Main Events Leasing Activity The occupancy rate for shopping centres increased to 97.0 per cent (96.4%). Especially, the acquisition of shopping centre Kristiine and decreased vacancy in Finnish and Swedish shopping centres increased the occupancy. The occupancy rate for the entire property portfolio was 95.5 per cent (94.9%) Acquisitions and Disposals The company divested three non-core properties, two in Sweden and one in Finland. No new properties were acquired during the period. Redevelopment projects Redevelopment project of the shopping centre Koskikeskus in Tampere is Citycon’s largest on-going project with an estimated investment of EUR 37.9 million. The project is proceeding as planned. The shopping centre is open and continues to serve customers during the entire project. Events after the Reporting Period Citycon changed its Group structure as of 1 April 2012. The change was executed through business transfers where Citycon’s Finnish real estate operations were transferred to two new holding companies Citycon Finland Oy and Etelä-Suomen Kauppakiinteistöt Oy. Following the business transfers these companies own, manage and maintain Citycon’s properties in Finland. This change will not impact any other operations of Citycon. On 4 April, Citycon acquired the shopping centre Arabia in Helsinki, Finland, for EUR 19.5 million from Tapiola Group. The property fits into the company’s Helsinki portfolio and provides good opportunities for earnings growth in the future. This shopping centre has a gross leasable area of approximately 14,000 square metres, with 11,400 square metres of retail premises. The net initial yield on the acquisition price is around 6 per cent but it is expected to grow rapidly to 7 per cent after planned commercial development measures. More information on the transaction is available in the stock exchange release issued on 4 April 2012. On 11 April, the company announced that Nils Styf had been appointed Citycon Oyj’s Chief Investment Officer and a member of the Corporate Management Committee. Mr. Styf (M.Sc., b. 1976) is a Swedish citizen. He will join Citycon from the Swedish real estate fund Areim AB and is expected to take up his position in June 2012 at the latest. On 20 April, the company agreed to acquire 41.7 per cent of the shares in MREC Kiinteistö Oy Tampereen Koskenranta in Tampere, Finland, for EUR 6.2 million. Closing of the transaction is expected to take place by the end of April. Following the acquisition, the company owns the entire shopping centre Koskikeskus, which will facilitate the smooth completion of the redevelopment project going on in the centre. CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 3

Outlook Citycon continues to focus on increasing both its net cash flow from operating activities and its direct operating profit. In order to implement this strategy, the company is pursuing value-added activities, selected acquisitions and proactive asset management. Initiation of planned projects will be carefully evaluated against strict pre-leasing criteria. Citycon intends to continue the divestment of its non-core properties, in order to improve the property portfolio and strengthen the company’s financial position. The company is also considering alternative property financing sources. In 2012, Citycon expects to continue generating solid cash flow and anticipates that its turnover will grow by EUR 12–19 million and its EPRA operating profit by EUR 11–18 million compared with the previous year, based on the existing property portfolio including recent acquisitions and divestments. The company expects its EPRA Earnings to increase by EUR 4–11 million from the previous year. Furthermore, it forecasts that its EPRA EPS (basic) will be EUR 0.21–0.23 based on the existing property portfolio and number of shares. These estimates are based on already completed (re)development projects and those completed in the future, as well as on the prevailing level of inflation and the euro-krona exchange rate, and current interest rates. Properties taken offline for planned development projects will reduce net rental income during the year. Business Environment On the whole, the first part of 2012 showed positive signs in Citycon's operating countries with growing retail. However, great uncertainty persists in the markets due to sovereign debt problems in the euro area. Retail sales grew in both Finland and Sweden. Total retail sales growth rate for the first two months was 8.1 per cent in Finland, 4.0 per cent in Sweden and 16.0 per cent in Estonia. (Sources: Statistics Finland, Statistiska Central Byrån, Statistics Estonia) Household consumer confidence remained strong. In Finland and Sweden, the household consumer confidence indicator was still positive, unlike in Estonia and Lithuania (Eurostat). Retail sales growth and the inflation rate are key factors for Citycon's business and have an impact on the rents from retail premises. Consumer prices continued to rise at the beginning of the year in all of Citycon's operating countries. In March, inflation was 2.9 per cent in Finland, 1.5 per cent in Sweden, 4.4 per cent in Estonia and 3.6 per cent in Lithuania. (Statistics Finland, Statistiska Central Byrån, Statistics Estonia, Statistics Lithuania) In Finland and Sweden, seasonally adjusted unemployment is lower than the European Union average (10.2%): at the end of February, the unemployment rate in Finland was 7.4 per cent and in Sweden 7.5 per cent. In Estonia and Lithuania, the unemployment rates remain high: 11.7 per cent in Estonia and 14.6 per cent in Lithuania. (Eurostat) The instability of the financial market in Europe is affecting the availability and margins of debt financing. Property Market The Finnish property investment market has witnessed low levels of transactions since the slowdown of the market in 2008. Although demand for investment has been increasing, the supply of prime assets has limited transactional activities and no major increase in transaction volumes in forecast for 2012. The short term forecast for prime yields is stable. As a consequence of relatively strong development in retail sales, retail rents have also been increasing, although such increases have been concentrated in the very best locations only. In Sweden the retail property transaction volume for the first half of 2012 is likely to be lower than in the previous two years due to the low transaction volume for the first quarter. Prime yields for shopping centres and retail warehouse parks have remained stable over the last 3 quarters. Despite global turmoil the outlook for Estonian retail is positive. The largest shopping centres have enjoyed a rental rate recovery of 3-5 per cent and the vacancy rate remains near 0 per cent. (Source: Jones Lang LaSalle Finland Oy) CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 4

Tenants’ Sales and Footfall in Citycon’s Shopping Centres During the period, total sales in Citycon’s shopping centres grew by 9 per cent and the footfall increased by 3 per cent, year-on-year. There was sales growth in all of the company’s operating countries: 9 per cent in Finland, 7 per cent in Sweden and 16 per cent in the Baltic countries. In Finland, the footfall increased by 5 per cent, in Sweden by 6 per cent and decreased in the Baltic countries by 11 per cent as one centre is currently closed due to redevelopment. Positive developments in sales and footfall are mainly attributable to redevelopment projects completed in recent years. Like-for-like shopping centre sales grew by 6 per cent and footfall by 3 per cent and both were positive in all operating countries. Short-Term Risks and Uncertainties Citycon’s Board of Directors considers the company’s major short-term risks and uncertainties to be associated with economic development in the company’s operating regions, which affects demand, vacancy rates and market rents in retail premises. In addition, key near-term risks include any rise in loan margins, weaker availability of debt financing and the fair value development of properties in uncertain economic conditions. Although the financial crisis’ effects on rent levels for retail premises, and on occupancy rates, have so far been minor in Citycon's operating areas, demand for retail premises, reduction of vacancy rates and market rent levels pose challenges in a sluggish economic environment. Economic developments, particularly trends impacting on consumer confidence and consumer behaviour, inevitably affect demand for retail premises. Sovereign debt problems in the euro area continued at the beginning of 2012, and as a result, financial growth forecasts for 2012 involve more uncertainty than normally is the case. Risks to financial growth are still present and in conditions of weak economic growth, rental levels typically fall in the case of retail premises, demand for new premises is lower, and vacancy rates rise. Implementation of Citycon's growth strategy requires new financing, which means that risks associated with the availability and cost of financing are of fundamental importance to Citycon. Banks’ willingness to lend money to real estate companies is still rather moderate, availability of financing is limited and loan margins have remained on a high level. In the future, tightening regulation of the banking and insurance sectors (Basel III and Solvency II regulations) is likely to push the costs of debt financing upwards, and to limit the availability of long-term bank loans. This will probably raise the cost of Citycon's new loan financing. So far this change in margins has been mitigated by reduced underlying base rates and Citycon’s active financing policy. In 2012, the company has no major refinancing needs, whereas over the next few years, Citycon will have to refinance some loan agreements signed at low margins before the financial crisis, entailing that the margins on these loans will rise. Such a rise in loan margins is likely to push Citycon's average interest rate upwards in the future, even if market interest rates remain largely unchanged. The company is actively seeking to diversify its funding sources in order to mitigate the risks related to bank financing, but there are no guarantees, that such alternative funding sources would be available at cost efficient margins. The fair value development of investment properties continue to be characterised by high uncertainty caused by the sovereign debt crisis and the resulting harsh economic conditions. Several factors are affecting the fair value of the investment properties owned by Citycon, such as general and local economic development, interest rate levels, foreseeable inflation, the market rent trend, vacancy rates, property investors' yield requirements and the competitive environment. This uncertainty will reflect most strongly on retail properties located outside major cities, or in otherwise less attractive properties, because investor demand is not currently focused on these properties, and banks are not particularly keen to offer financing for such projects. Yet, at the same time, the fair value of winning shopping centres, which attract investor interest in uncertain conditions, remained stable or even increased during the opening months of 2012. The company’s short-term risks and uncertainties, as well as its risk management and risk management principles, are discussed in more depth at www.citycon.com/riskmanagement, on pages 40-42 of the Financial Statements for 2011, and on pages 73–74 of the Annual Report for 2011. CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 5

Property Portfolio Citycon's strategy is to focus on quality shopping centres in the Nordic and Baltic countries. Citycon seeks growth, both through shopping centre acquisitions and the redevelopment and expansion of its existing shopping centres. In its strategy updated in the summer of 2011, Citycon defined supermarkets and shops as non-core properties and announced its intention to divest these properties within the next few years. At the end of March, the fair value of Citycon’s property portfolio totalled EUR 2,547.8 million (EUR 2,386.2 million) and the company owned 35 (33) shopping centres and 42 (47) other properties. Of the shopping centres, 22 (22) were located in Finland, 9 (8) in Sweden and 4 (3) in the Baltic countries. Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 17.1 million (EUR 16.0 million), with new property acquisitions accounting for EUR 0.0 million (EUR 1.0 million), agreed purchase price adjustments related to property acquisitions concluded earlier for EUR 0.0 million (EUR 1.0 million), acquisitions of jointly controlled entities for EUR 0.0 million (EUR 0.3 million), property development for EUR 16.6 million (EUR 13.2 million) and other investments for EUR 0.4 million (EUR 0.4 million). In Finland capital expenditure (including acquisitions) during the period totalled EUR 10.5 million (EUR 10.9 million), EUR 3.5 million (EUR 4.7 million) in Sweden and EUR 2.9 million (EUR 0.1 million) in the Baltic countries. Capital expenditure in the company’s headquarters amounted to EUR 0.1 million (EUR 0.3 million). The company made divestments totalling EUR 14.8 million (EUR 2.0 million), from which a total of EUR 1.5 million (EUR 0.1 million) was recognised in gains on sale (tax effect included). Acquisitions During the period the company did not acquire any new properties. Divestments During the period: • In January, the company sold the retail property Landvetter, located in the Harryda municipality near Gothenburg in Sweden, for approximately SEK 50.5 million (approx. EUR 5.5 million). • In March, Citycon sold the retail property Floda, located near Gothenburg, for approximately SEK 84.2 million (approx. EUR 9.4 million). • In March, the shopping centre Valtari in Kouvola, Finland was sold for EUR 1.3 million. As a result of these divestments, the company’s total gross leasable area decreased by 23,700 square metres. The company has sold six non-core properties since the publication of its strategy update in July 2011. (Re)development projects Citycon is pursuing a long-term increase in the footfall, cash flow and efficiency of its retail properties, as well as in the return on its investment in these properties. The purpose of the company’s development activities is to keep its shopping centres competitive for both customers and tenants. In the short term, redevelopment projects weaken returns on some properties, as some retail premises may have to be temporarily vacated for refurbishment, affecting rental income. Citycon aims to complete its construction projects in phases, in order to secure continuous cash flow. At the end of the period, the company had five (re)development projects underway, due to which some 18,900 square metres of retail space are off-line. No major redevelopment projects were completed or started during the period. CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 6

The table below lists the most significant (re)development projects in progress, as well as projects completed in 2011. Further information on the company's completed, on-going and planned (re)developments can be found on the corporate website and on pages 85–87 of the Annual Report for 2011.

(Re)development Projects Completed in 2011 and in Progress on 31 March 2012 [1]

	Location	Project area before and after, sq.m.	Estimated total project investment (EUR million)	Actual gross capital investments by 31 March 2012 (EUR million)	Estimated final year of completion
Åkersberga Centrum	Österåker, Sweden	20,000 27,500	52.8[2]	52.6	completed 2011
Martinlaakso	Vantaa, Finland	3,800 7,400	22.9	24.4[3]	completed 2011
Hansa (Trio)	Lahti, Finland	11,000 11,000	8.0	6.3	completed 2011
Myyrmanni	Vantaa, Finland	8,400 8,400	6.5[4]	6.5	completed 2011
Kirkkonummen Liikekeskus	Kirkkonummi, Finland	5,000 4,000	4.0	3.2	completed 2011
Koskikeskus	Tampere, Finland	27,700 28,600	37.9	16.9	11/2012
Myllypuro	Helsinki, Finland	7,700 7,300	21.3	21.3[5]	6/2012
Iso Omena	Espoo, Finland	60,600 63,000	7.6	2.5	11/2012
Magistral	Tallinn, Estonia	9,500 11,900	7.0	5.1	5/2012
Åkermyntan	Stockholm, Sweden	8,500 10,100	6.9	0.5	12/2012

[1] *Calculated at the end of period exchange rates.*
[2] *Estimated total investment in SEK has not changed from year-end 2009.*
[3] *The estimated investment in the Martinlaakso development project was exceeded by EUR 1.5 million due to larger than planned commercial look and tenant fitout works.*
[4] *The estimated total investment was raised by EUR 1.7 million.*
[5] *The compensation of EUR 5.9 million and its tax impact received from the City of Helsinki has been deducted from the actual gross investments.*

Financial Performance

The figures presented below are for the period and the figures in brackets are the reference figures for the corresponding period in 2011, unless otherwise indicated.

Turnover

The company's turnover consists mainly of rental income from retail properties, and utility and service charge income. Turnover came to EUR 57.8 million (EUR 52.0 million). Turnover grew by EUR 5.8 million, or 11.3 per cent. Completed or partly completed redevelopment projects, such as Martinlaakson Ostari, Myllypuron Ostari and Åkersberga Centrum, accounted for EUR 1.4 million of turnover growth, with acquisitions accounting for EUR 4.4 million. Divestments (see divestments in 2012 under paragraph Property Portfolio; sales of apartments in Sweden in 2011 are included in the reference period's divestment portfolio) decreased turnover by EUR 0.8 million. Like-for-like properties contributed to turnover growth by EUR 0.9 million. (Also see the table *Net Rental Income and Turnover by Segment and Property Portfolio.*)

Turnover from like-for-like properties increased thanks to indexations, higher rental levels and improved occupancy rate in shopping centres, but reduced due to higher vacancy rates in other retail properties. Temporary rental rebates remained at the same level at EUR 0.6 million (EUR 0.6 million).

At the period-end, Citycon had a total of 3,782 (3,782) leases. The leasable area increased by 3.6 per cent to 971,530 square metres. Increase in the leasable area is due to acquisitions of shopping centre properties in the Baltic Countries and Sweden, and the

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2012 7

At the period-end, Citycon had a total of 3,782 (3,782) leases. The leasable area increased by 3.6 per cent to 971,530 square metres. Increase in the leasable area is due to acquisitions of shopping centre properties in the Baltic Countries and Sweden, and the opening of redeveloped properties. The average remaining length of the lease portfolio increased to 3.5 (3.1) years. The average rent increased from EUR 19.1/sq.m. to EUR 20.5/sq.m. thanks to redevelopment projects, property acquisitions and divestments as well as index increments. Due to lower vacancy rates in shopping centres, the economic occupancy rate rose to 95.5 per cent (94.9%). During the preceding twelve months, the rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 8.5 per cent. Lease Portfolio Summary Ql/2012 Ql/2011 Change-% Q4/2011 2011 Number of properties 77 80 -3.8 80 Gross leasable area, sq.m. 971,530 937,540 3.6 994,730 Annualised potential rental value, EUR million 1) 233.5 210.7 10.8 228.5 Average rent (EUR/sq.m.) 20.5 19.1 7.3 19.7 Number of leases started during the period 210 187 12.3 228 782 Total area of leases started, sq.m. 2) 43,971 34,143 28.8 49,370 177,006 Average rent of leases started (EUR/sq.m.) 2) 19.1 17.1 11.7 19.8 19.7 Number of leases ended during the period 383 168 128.0 284 877 Total area of leases ended, sq.m. 2) 66,121 34,981 89.0 53,143 186,120 Average rent of leases ended (EUR/sq.m.) 2) 16.1 16.7 -3.6 17.2 18.1 Occupancy rate at end of the period (economic), % 95.5 94.9—95.5 Average remaining length of lease portfolio at the end of the period, year 3.5 3.1 12.9 3.4 Net rental yield, % 3) 6.1 5.8—6.0 Net rental yield, like-for-like properties, % 6.2 5.9—6.1 1) Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income. 2) Leases started and ended don't necessarily refer to the same premises. 3) Includes the lots for development projects. Property operating expenses Property operating expenses consist of maintenance costs relating to real estate properties, such as electricity, cleaning and repairs. Property operating expenses rose by EUR 0.3 million, i.e. 1.4 per cent from EUR 19.6 million to EUR 19.9 million. Completed (re)development projects and acquisitions increased property operating expenses, while divestments decreased them. Like-for-like property operating expenses decreased by EUR 0.7 million due mainly to lower heating and electricity costs despite higher energy prices. Winter in 2012 was warmer than in 2011 and the consumption of electricity has decreased also due to Citycon’s internal cost efficiency program (Cf. Note 4: Property Operating Expenses). Other expenses from leasing operations Other expenses from leasing operations, consisting of tenant improvements and credit losses, totalled EUR 0.4 million (EUR 0.0 million). This increase in expenses was mainly due to higher credit losses in Swedish operations. Net rental income Citycon’s net rental income was EUR 37.5 million (EUR 32.4 million). Net rental income increased by EUR 5.1 million or 15.9 per cent. Redevelopment projects such as Martinlaakson Ostari, Myllypuron Ostari and Åkersberga Centrum increased net rental income by EUR 1.3 million, while the acquisitions of the Kristiine and Högdalen Centrum shopping centres increased net rental income by EUR 3.0 million. Divestments reduced net rental income by EUR 0.4 million. Like-for-like net rental income grew by EUR 1.3 million, or 5.0 per cent, mainly thanks to a clear increase in net rental income from shopping centres by 7.4 per cent offset by net rental decrease from supermarkets and shops by 7.2 per cent. The positive net rental income development in the shopping centres was mainly due to positive performance in Jakobsberg Centrum, Rocca al Mare and Iso Omena. The negative net rental income development in the supermarkets and shops like-for-like portfolio was mainly due to two largely vacant supermarket and shop properties, one in the Helsinki Metropolitan Area and the other in Kotka. CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 8

per cent, mainly thanks to a clear increase in net rental income from shopping centres by 7.4 per cent offset by net rental decrease from supermarkets and shops by 7.2 per cent. The positive net rental income development in the shopping centres was mainly due to positive performance in Jakobsberg Centrum, Rocca al Mare and Iso Omena. The negative net rental income development in the supermarkets and shops like-for-like portfolio was mainly due to two largely vacant supermarket and shop properties, one in the Helsinki Metropolitan Area and the other in Kotka.

Citycon's property portfolio's net rental yield was 6.1 per cent (5.8%).

The following table presents like-for-like net rental income growth by segment. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under redevelopment or extension and undeveloped lots. 62.2 per cent of like-for-like properties are located in Finland, measured in net rental income.

Net Rental Income and Turnover by Segment and Property Portfolio

Net rental income by segments and portfolios						Turnover by portfolios
EUR million	**Finland**	**Sweden**	**Baltic Countries**	**Other**	**Total**	**Citycon total**
Q1/2010	**21.3**	**6.4**	**3.0**	**0.0**	**30.6**	**49.5**
Acquisitions	0.0	-	-	-	0.0	0.0
(Re)development projects	0.4	0.2	-	-	0.7	1.1
Divestments	0.0	-0.4	-	-	-0.5	-0.9
Like-for-like properties	-0.3	1.0	0.0	-	0.8	0.7
Other (incl. exchange rate diff.)	0.0	0.8	0.0	0.0	0.7	1.6
Q1/2011	**21.4**	**7.9**	**3.0**	**0.0**	**32.4**	**52.0**
Acquisitions	0.1	0.5	2.5	-	3.0	4.4
(Re)developments projects	1.1	0.4	-0.3	-	1.3	1.4
Divestments	-0.1	-0.3	-	-	-0.4	-0.8
Like-for-like properties	0.4	0.6	0.3	0.0	1.3	0.9
Other (incl. exchange rate diff.)	0.0	0.0	0.0	0.0	0.0	-0.1
Q1/2012	**22.8**	**9.2**	**5.5**	**0.0**	**37.5**	**57.8**

Administrative expenses

Administrative expenses totalled EUR 6.7 million (EUR 5.5 million). This represented an increase of EUR 1.2 million, or 22.6 per cent, mainly due to non-cash stock option costs (EUR 0.5 million) and a higher average headcount and increased salaries and performance bonuses.

At the end of March, Citycon Group employed a total of 134 (130) persons, of whom 88 worked in Finland, 35 in Sweden, 10 in the Baltic countries and 1 in the Netherlands.

Net fair value gains on investment properties

Net fair value gains on investment properties totalled EUR 5.9 million (EUR 1.2 million). The fair value of the shopping centres increased by EUR 8.9 million which was offset by decrease in the value of the supermarket and shop properties by EUR -3.0 million. The company recorded a total value increase of EUR 18.2 million (EUR 17.7 million) and a total value decrease of EUR -12.3 million (EUR -16.5 million). On 31 March 2012, the average net yield requirement defined by Jones Lang LaSalle Finland Oy for Citycon's entire property portfolio was 6.4 per cent (31 December 2011: 6.4%). The net yield requirement for properties in Finland, Sweden and the Baltic countries was 6.3 per cent, 5.9 per cent and 8.0 per cent, respectively. The loss in supermarkets and shops was mainly due to somewhat higher maintenance cost estimates.

The average market rent used for the valuation rose to EUR 24.6/sq.m. up from EUR 23.9/sq.m. (cf. Note 6: Investment Property). Jones Lang LaSalle Finland Oy's Valuation Statement for the period-end can be found on the corporate website at www.citycon.com/valuation.

Net gains on sale of investment properties

Net gains on the sale of investment properties totalled EUR 1.5 million (EUR 0.1 million) (cf. Property Portfolio). The reference figure for 2011 included EUR 0.1 million in gains on sale from the divestment of three non-core retail properties in Finland.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2012 9

Operating profit Operating profit came to EUR 38.3 million (EUR 28.2 million), being higher due to increased net rental income, positive fair value changes and higher gains on sale offset by the increase in administrative expenses. Net financial expenses Net financial expenses increased by EUR 2.3 million to EUR 16.1 million (EUR 13.8 million). This increase was mainly attributable to higher interest expenses as a result of higher interest-bearing debt. Interest-bearing debt increased due to investments which were financed with new debt. The year-to-date weighted average interest rate for interest-bearing debt increased compared to the previous year’s corresponding period, being 4.09 per cent (4.00%); mainly because credit margins increased. At the period-end, the weighted average interest rate, including interest rate swaps, decreased to 4.04 per cent (4.08%) as a result of lower market interest rates. Share of profit of jointly controlled entities The share of profit of jointly controlled entities totalled EUR 0.0 million (EUR 0.1 million) and represents Citycon’s share of the profit of Espagalleria Oy. Income taxes Income tax expense for the period was EUR 2.9 million (EUR 0.6 million). The increase in income tax expense was primarily due to deferred tax expense of EUR 2.6 million resulting from fair value gains on investment properties in the first quarter of 2012 compared to deferred tax expenses of EUR 0.3 million resulting from fair value gains on investment properties in the first quarter of 2011. Profit for the period Profit for the period came to EUR 19.3 million (EUR 13.9 million). This increase was mainly due to the higher operating profit resulting from higher net rental income and positive fair value changes offset by higher financial expenses. Statement of Financial Position and Financing Investment properties At the period-end, the fair value of the company’s property portfolio totalled EUR 2,547.8 million (EUR 2,386.2 million), with Finnish properties accounting for 61.0 per cent (64.7%), Swedish properties for 27.8 per cent (28.3%) and Baltic properties for 11.2 per cent (7.0%). The fair value of investment properties increased by EUR 25.7 million from the end of 2011 (Dec. 31, 2011: EUR 2,522.1 million) because of gross capital expenditure of EUR 16.6 million, offset by divestments totalling EUR 2.0 million (see Property Portfolio). In addition, net fair value gains on investment properties increased the value of investment properties by EUR 5.9 million (see detailed analysis under Financial Performance: Net fair value gains on investment properties). The strengthening of the Swedish krona increased the fair value of investment properties by EUR 5.2 million. Shareholders’ equity Shareholders’ equity attributable to parent company’s shareholders was EUR 882.4 million (EUR 839.6 million). This figure decreased from the end of 2011 (Dec. 31, 2011: EUR 902.6 million) by EUR 20.2 million due mainly to dividend payments and equity returns. On the other hand, the shareholders’ equity was increased by the profit for the reporting period attributable to parent company shareholders by EUR 15.8 million as well as the positive fair value change in interest derivative contracts. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under Other Items of Comprehensive Income, which affects shareholders’ equity. A gain on the fair value of interest derivatives of EUR 4.5 million was recorded for the period, taking into account their tax effect (a gain of EUR 13.0 million) (cf. Note 9: Derivative Contracts). CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 10

Income, which affects shareholders' equity. A gain on the fair value of interest derivatives of EUR 4.5 million was recorded for the period, taking into account their tax effect (a gain of EUR 13.0 million) (cf. Note 9: Derivative Contracts).

Due to the aforementioned items, equity per share decreased to EUR 3.18 (Dec. 31, 2011: EUR 3.25) and the equity ratio was 35.9 per cent (Dec. 31, 2011: 36.0%). The company's equity ratio, as defined in the loan agreement covenants, decreased to 38.6 per cent (39.0%) due to dividend and equity return payment which reduced shareholders' equity.

Details of the company's share capital, number of shares and related matters can be found in Note 15: Shareholders, Share Capital and Shares of this report.

Loans

Liabilities totalled EUR 1,699.2 million (EUR 1,578.3 million), with short-term liabilities accounting for EUR 227.4 million (EUR 290.1 million). At the period-end, Citycon's liquidity was EUR 340.8 million, of which EUR 281.0 million consisted of undrawn, committed credit facilities and EUR 59.8 million of cash and cash equivalents. At the period-end, Citycon's liquidity, excluding commercial papers, stood at EUR 313.9 million (EUR 296.3 million on 31 December 2011). The liquidity was increased as a result of proceeds received from disposals.

Interest-bearing debt increased year on year by EUR 80.8 million to EUR 1,499.8 million (EUR 1,419.1 million). The fair value of interest-bearing debt was EUR 1,506.0 million (EUR 1,426.2 million) at the period- end. Cash and cash equivalents totalled EUR 59.8 million (EUR 36.7 million), making the fair value of interest-bearing net debt EUR 1,446.2 million (EUR 1,389.5 million). The average loan maturity, weighted according to the principal amount of the loans, was 2.8 years (2.8 years). The average interest-rate fixing period increased to 3.7 years (3.4 years).

Interest coverage ratio remained unchanged and stood at 2.0x (Q4/2011: 2.0x).

Fixed-rate debt accounted for 84.1 per cent (79.2%) of the period-end interest-bearing debt, interest-rate swaps included. The hedge ratio increased because Citycon made new hedges. The debt portfolio's hedging ratio was in line with the company's financing policy.

Cash Flow Statement

Net cash from operating activities

Net cash from operating activities totalled EUR 14.2 million (EUR 21.7 million). This decrease was due to higher paid net financial expenses and higher taxes paid as during the first quarter of 2011, EUR 5.5 million taxes were received.

Net cash used in investing activities

Net cash used in investing activities totalled EUR 0.3 million (EUR -21.0 million). Capital expenditure related to investment properties, shares in jointly controlled entities and tangible and intangible assets totalled EUR 16.1 million (EUR 23.0 million). Negative cash flow from investing activities was reduced by sales of investment properties totalling EUR 16.3 million (EUR 2.0 million).

Net cash from financing activities

Net cash from financing activities totalled EUR -46.4 million (EUR 16.5 million). This consisted of normal loan repayments and new loan withdrawals.

Financial Performance of the Business Units

Citycon's business operations are divided into three business units: Finland, Sweden and the Baltic Countries. The Finnish unit is subdivided into five functions: Centre Management (operative management of shopping centres), Leasing, Marketing, Property Development, and Finance and Administration. The Swedish unit is subdivided into three functions: Centre Management, Leasing and Project Development. The Baltic unit is subdivided into two functions: Retail Property Management and Property Development.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2012 11

Finland

Citycon is the market leader in the Finnish shopping centre business. At period-end, the company owned 22 shopping centres and 37 other properties in Finland, with a total leasable area of 570,330 square metres (575,340 sq.m.). The leasable area fell due to completed divestments (cf. Property Portfolio). The annualised potential rental value increased to EUR 142.5 million, mainly due to completed redevelopment projects (Myllypuro and Martinlaakso).

Lease agreements started during the financial period applied to a GLA of 27,347 square metres (18,855 sq.m.). The average rent for new lease agreements was slightly lower than average rent for the entire Finnish property portfolio, mainly because of one renewed large non-retail lease agreement. Ended lease agreements applied to 34,307 square metres (28,641 sq.m.). The average rent for ended lease agreements was also lower than the average for the entire Finnish property portfolio, mostly due to divestment of Valtari shopping centre. The average rent rose from EUR 20.8/sq.m. to EUR 21.7/sq.m., mainly thanks to divestments, completed redevelopment projects and index increments. The occupancy rate increased to 94.3 per cent (93.8%), mainly due to decreased vacancy in shopping centre properties. In shopping centres, the occupancy rate was 96.3 per cent and the average rent was EUR 25.0/sq.m.

Citycon's net rental income from Finnish operations during the period totalled EUR 22.8 million (EUR 21.4 million). Net rental income grew by EUR 1.4 million or 6.5 per cent, thanks to the EUR 1.1 million effect of completed redevelopment projects such as Martinlaakson Ostari, Myllypuron Ostari and Espoontori. Net rental income for like-for-like properties in Finland increased by EUR 0.4 million, mainly due to good performance in the shopping centres. The business unit accounted for 60.8 per cent (66.2%) of Citycon's total net rental income. Net rental yield was 6.1 per cent (6.0%).

Key Figures , Finland

	Q1/2012	Q1/2011	Change-%	Q4/2011	2011
Number of properties	**59**	62	-4.8		60
Gross leasable area, sq.m.	**570,330**	575,340	-0.9		577,630
Annualised potential rental value, EUR million [1]	**142.5**	136.4	4.5		139.3
Average rent (EUR/sq.m.)	**21.7**	20.8	4.3		21.0
Number of leases started during the period	**107**	96	11.5	130	470
Total area of leases started, sq.m. [2]	**27,347**	18,855	45.0	39,033	137,118
Average rent of leases started (EUR/sq.m.) [2]	**19.3**	19.0	1.6	18.9	20.2
Number of leases ended during the period	**152**	119	27.7	139	477
Total area of leases ended, sq.m. [2]	**34,307**	28,641	19.8	39,227	138,435
Average rent of leases ended (EUR/sq.m.) [2]	**18.3**	17.4	5.2	17.1	19.4
Occupancy rate at end of the period (economic), %	**94.3**	93.8	-		94.1
Average remaining length of lease portfolio at the end of the period, year	**3.6**	2.9	24.1		3.5
Gross rental income, EUR million	**33.3**	31.8	4.5	32.2	127.3
Turnover, EUR million	**34.7**	32.9	5.4	33.5	132.5
Net rental income, EUR million	**22.8**	21.4	6.5	23.2	90.5
Net rental yield, % [3]	**6.1**	6.0	-		6.0
Net rental yield, like-for-like properties, %	**6.3**	6.2	-		6.2
Fair value of investment properties, EUR million	**1,553.2**	1,543.8	0.6		1,547.4

[1] *Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.*

[2] *Leases started and ended don't necessarily refer to the same premises.*

[3] *Includes the lots for development projects.*

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2012

12

Sweden

At the end of the period, the company had nine shopping centres and five other retail properties in Sweden, with a total leasable area of 287,800 square metres (291,400 sq.m.). These properties are located in the Greater Stockholm and Gothenburg Areas and in Umeå. The leasable area decreased due to divestment of two supermarket properties and residential units and was offset by the acquisition of the Högdalen Centrum shopping centre. The annualised potential rental value increased to EUR 63.6 million, mainly due to the aforementioned acquisition.

Lease agreements started during the period applied to a GLA of 13,814 square metres (14,060 sq.m.). The average rent level for new lease agreements was higher than the average for the entire Swedish property portfolio, especially due to new leases in the shopping centre Liljeholmstorget. Ended lease agreements applied to 28,767 square metres (5,214 sq.m.). The average rent level for ended lease agreements was lower than the average for the entire Swedish property portfolio, due to divested supermarket and shop properties.

The average rent rose from EUR 16.8/sq.m. to EUR 18.3/sq.m., mainly because of changes in the property portfolio (such as divestments). The occupancy rate decreased to 96.2 per cent (96.3%), due to increased vacancy rates in supermarket and shop properties.

The company's net rental income from Swedish operations increased by EUR 1.2 million or 15.4 per cent to EUR 9.2 million (EUR 7.9 million). Excluding the impact of the strengthened Swedish krona, net rental income from Swedish operations increased by EUR 1.2 million or 15.2 per cent. The increase in net rental income was due to the completion of the Åkersberga Centrum redevelopment project, the acquisition of the Högdalen Centrum shopping centre as well as to net rental income increases from like-for-like properties. Net rental income from like-for-like properties grew by EUR 0.6 million, thanks mainly to improved net rental income from Jakobsberg Centrum. The business unit accounted for 24.4 per cent (24.5%) of Citycon's total net rental income. Net rental yield was 5.5 per cent, representing an increase of 0.6 percentage points from the reference period. This increase was mainly due to completed re-development project in Åkersberga and Liljeholmstorget Galleria's improved performance compared to the reference period.

Key Figures , Sweden

	Q1/2012	Q1/2011	Change-%	Q4/2011	2011
Number of properties	14	15	-6.7		16
Gross leasable area, sq.m.	287,800	291,400	-1.2		303,700
Annualised potential rental value, EUR million [1]	63.6	59.9	6.2		62.7
Average rent (EUR/sq.m.)	18.3	16.8	8.9		17.2
Number of leases started during the period	93	77	20.8	91	276
Total area of leases started, sq.m. [2]	13,814	14,060	-1.7	9,719	37,006
Average rent of leases started (EUR/sq.m.) [2]	18.9	14.4	31.3	23.6	18.2
Number of leases ended during the period	221	37	497.3	139	311
Total area of leases ended, sq.m. [2]	28,767	5,214	451.7	13,560	35,816
Average rent of leases ended (EUR/sq.m.) [2]	13.4	12.9	3.9	17.1	14.8
Occupancy rate at end of the period (economic), %	96.2	96.3	-		97.0
Average remaining length of lease portfolio at the end of the period, year	3.1	3.2	-3.1		2.9
Gross rental income, EUR million	14.9	14.1	5.7	14.6	57.4
Turnover, EUR million	15.8	14.9	5.8	15.4	60.1
Net rental income, EUR million	9.2	7.9	15.4	8.6	35.4
Net rental yield, % [3]	5.5	4.9	-		5.4
Net rental yield, like-for-like properties, %	5.6	5.0	-		5.5
Fair value of investment properties, EUR million	709.1	674.8	5.1		697.1

[1] *Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.*

[2] *Leases started and ended don't necessarily refer to the same premises.*

[3] *Includes the lots for development projects.*

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2012 13

Baltic Countries

Citycon has four shopping centres in the Baltic countries: Rocca al Mare, Kristiine and Magistral in Tallinn, Estonia, and Mandarinas in Vilnius, Lithuania. At the period-end, these properties' gross leasable area totalled 113,400 square metres (70,800 sq.m.). The annualised potential rental value increased to EUR 27.4 million, mostly due to the acquisition of the Kristiine shopping centre in 2011. The average rent rose from EUR 17.0/sq.m. to EUR 20.9/sq.m. thanks to the Kristiine acquisition and the closure of the Magistral shopping centre.

Lease agreements started during the period applied to a GLA of 2,810 square metres (1,228 sq.m.) and ended lease agreements applied to 3,047 square metres (1,126 sq.m.). The average rent level for new lease agreements and ended lease agreements was lower than the average for the entire Baltic property portfolio, mainly due to leases concerning home supplies. This branch as well as bigger shop units typically have lower rental level per square metre than the small shop units.

The occupancy rate decreased slightly to 99.8 per cent (99.9%).

Net rental income from Baltic operations increased markedly by EUR 2.5 million to EUR 5.5 million (EUR 3.0 million) mainly due to the acquisition of the Kristiine shopping centre and like-for-like growth of EUR 0.3 million, or 11.9 per cent. The business unit accounted for 14.8 per cent (9.3%) of Citycon's total net rental income. Net rental yield was 8.1 per cent, representing an increase of 0.7 percentage points from the reference period. This increase was due to the rise in net rental income.

Key Figures , Baltic Countries

	Q1/2012	Q1/2011	Change-%	Q4/2011	2011
Number of properties	4	3	33.3		4
Gross leasable area, sq.m.	113,400	70,800	60.2		113,400
Annualised potential rental value, EUR million [1]	27.4	14.4	90.3		26.5
Average rent (EUR/sq.m.)	20.9	17.0	22.9		20.2
Number of leases started during the period	10	14	-28.6	7	36
Total area of leases started, sq.m. [2]	2,810	1,228	128.8	618	2,882
Average rent of leases started (EUR/sq.m.) [2]	17.7	18.3	-3.3	16.5	18.8
Number of leases ended during the period	10	12	-16.7	6	89
Total area of leases ended, sq.m. [2]	3,047	1,126	170.7	356	11,869
Average rent of leases ended (EUR/sq.m.) [2]	17.6	16.0	10.0	29.3	14.0
Occupancy rate at end of the period (economic), %	99.8	99.9	-		100.0
Average remaining length of lease portfolio at the end of the period, year	4.1	4.5	-8.9		4.2
Gross rental income, EUR million	6.4	3.6	80.6	6.2	21.2
Turnover, EUR million	7.3	4.1	77.2	7.1	24.5
Net rental income, EUR million	5.5	3.0	84.0	5.5	18.4
Net rental yield, % [3]	8.1	7.4	-		7.9
Net rental yield, like-for-like properties, %	7.9	7.3	-		7.8
Fair value of investment properties, EUR million	285.5	167.6	70.3		277.6

[1] *Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.*

[2] *Leases started and ended don't necessarily refer to the same premises.*

[3] *Includes the lots for development projects.*

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2012 14

Environmental Responsibility Citycon seeks to lead the way in responsible shopping centre operations and promoting sustainable development within the business. The location of Citycon’s shopping centres in city centres, local centres or generally adjacent to major traffic flows, combined with excellent public transport connections, means that they are well positioned to face the demands of sustainable development. In its sustainability reporting, Citycon applies the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the guidelines published by EPRA in autumn 2011. Calculation methods have been retroactively revised to comply with the new and revised guidelines, primarily with respect to electricity consumption and the carbon footprint. The results and indicators for environmental responsibility for 2011 are presented on pages 48–53 of the Annual and Sustainability Report. The company defined its long-term environmental responsibility objectives in connection with its strategic planning in summer 2009. Citycon has set targets for its carbon footprint, energy and water consumption, waste recycling rate as well as land use and sustainable construction. Performance is compared to the base level of 2009. In 2012, Citycon’s aim was to reduce its carbon footprint by 2–3 per cent, its energy consumption by 2–3 per cent and water consumption in its shopping centres to an average of 4.0 litres per visitor per year. The long-term objective for waste recycling rate is 78 per cent. Landfill waste may account for a maximum of 20 per cent of total waste by 2015, and the corresponding annual target for 2012 is 22 per cent. Due to changes in the property portfolio, comparison of per capita consumption by surface area or per visitor gives a clearer picture of trends. For this reason, reporting will focus on these in future. Citycon has conducted an extensive assessment of measures for improving its properties' energy efficiency and reducing energy consumption. The objective in 2012 is to invest in measures which generate savings in consumption and costs, such as renewing lighting and lighting control solutions, or greater use of frequency transformers and control in ventilation systems. Furthermore, we ensure the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets. During the reporting period, three-year energy saving programme agreements were concluded with four sites. Through investments, efforts will be made to markedly improve these locations' energy efficiency and reduce their consumption levels. Corresponding collaboration models have already been applied at the Iso Omena and Myyrmanni shopping centres. The Ministry of Employment and Economy granted energy support, covering 25 per cent, or EUR 224,000, of the investment costs, for the energy saving measures implemented at the abovementioned locations. Environmental certification represents a key element in Citycon’s efforts towards sustainable development. Gold-level LEED certification for the company’s shopping centre project in the Martinlaakso district of Vantaa was confirmed in March. Governance Annual General Meeting 2012 Citycon Oyj’s Annual General Meeting (AGM) was held in Helsinki, Finland, on 21 March 2012. The meeting was opened by Vice Chairman of the Board Thom Wernink, and chaired by Ari Keinänen, Attorney-at-Law, Trained at the Bench. A total of 234 shareholders attended the AGM either personally or through a proxy representative, representing 73.7 per cent of the total shares and votes in the company. The AGM adopted the company’s financial statements and discharged the members of the Board of Directors and the Chief Executive Officer from liability for the financial year 2011. The AGM decided on a dividend of EUR 0.04 per share for the financial year 2011 and on an equity return of EUR 0.11 per share from the invested unrestricted equity fund. The record date for the dividend payment and equity return was 26 March 2012 and the dividend and equity return of EUR 41.7 million were paid on 4 April 2012. Board members and their remuneration The number of members of the Board of Directors was resolved at ten. Ronen Ashkenazi, Chaim Katzman, Roger Kempe, Kirsi Komi, Claes Ottosson, Dor J. Segal, Jorma Sonninen, Per-Håkan Westin and Ariella Zochovitzky were re-elected to the Board and Bernd Knobloch was elected as a new member to the Board for a term that will continue until the closing of the next AGM. Thom Wernink was no longer available for re-election. The Directors’ personal details are available on the corporate website at www.citycon.com/board. CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 15

The AGM decided that the remuneration of members of the Board of Directors will remain unchanged and that the Chairman of the Board of Directors will be paid an annual fee of EUR 160,000, the Vice Chairmen EUR 60,000 and ordinary members of the Board EUR 40,000. In addition, the AGM decided that the Chairman of the Board and the Chairmen of the Board’s committees will be paid a meeting fee of EUR 700 and other Board and committee members EUR 500 per meeting. It was further decided that members of the Board of Directors not residing in the Helsinki Metropolitan Area will be compensated accrued travel and lodging expenses, as well as other potential costs related to Board work. Chaim Katzman was elected Board Chairman and Ronen Ashkenazi Vice Chairman at the Board of Directors’ organising meeting, which was held after the AGM. In addition, the Board decided to elect the following Board members to the Board’s committees: Nomination and Governance Audit Committee Remuneration Committee Committee Strategy and Investment Committee Ariella Zochovitzky (chair) Chaim Katzman (chair) Kirsi Komi (chair) Ronen Ashkenazi (chair) Bernd Knobloch Roger Kempe Chaim Katzman Bernd Knobloch Kirsi Komi Claes Ottosson Roger Kempe Dor J. Segal Jorma Sonninen Per-Håkan Westin Claes Ottosson Jorma Sonninen Ariella Zochovitzky Ariella Zochovitzky Per-Håkan Westin Independence of the members of the Board of Directors In the view of the Board of Directors, all Board members are independent of the company as non-executive directors and Roger Kempe, Bernd Knobloch, Kirsi Komi, Jorma Sonninen and Per-Håkan Westin are independent of major shareholders. Auditor Ernst & Young Oy, a firm of authorised public accountants, was re-elected as the auditor of the company with Authorised Public Accountant Tuija Korpelainen continuing as the chief auditor. Other decisions made by the AGM are reported on the corporate website at www.citycon.com/agm2012. The AGM minutes are also available on the aforementioned website. Helsinki, 24 April 2012 Citycon Oyj Board of Directors CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 16

EPRA PERFORMANCE MEASURES

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA's mission is to promote, develop and represent the European publicly traded real estate sector. EPRA's objective is to strive for "best practices" in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. This section in Citycon's interim report presents the EPRA performance measures and their calculations. For more information about EPRA's performance measures is available in Citycon's Financial Statements 2011 under section "EPRA Performance Measures".

EPRA PERFORMANCE MEASURES

	Q1/2012	Q1/2011	Change-%	2011
EPRA Earnings, EUR million	14.3	12.6	13.2%	53.3
EPRA Earnings per share (basic), EUR	0.05	0.05	-0.3%	0.21
EPRA NAV per share, EUR	3.54	3.70	-4.3%	3.62
EPRA NNNAV per share, EUR	3.19	3.44	-7.2%	3.29
EPRA Net Initial Yield (NIY) (%)	6.4	6.2	3.3%	6.2
EPRA "topped-up" NIY (%)	6.5	6.4	0.2%	6.3
EPRA vacancy rate (%)	4.5	5.1	-11.2%	4.5

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

EPRA Earnings is presenting the underlying operating performance of a real estate company excluding all so called non-recurring items such as net fair value gains/losses on investment properties, profit/loss on disposals and limited other non-recurring items.

EPRA earnings (in EUR millions) increased by EUR 1.7 million to EUR 14.3 million in the first quarter of 2012 from EUR 12.6 million in the corresponding period in 2011. The increase was a result of NRI growth through acquisitions, (re)development projects and positive like-for-like growth. To the contrary, EPRA Earnings was negatively impacted by increased the administration and financial expenses. EPRA Earnings per share (basic) stayed at EUR 0.05 during the first quarter in 2012 compared to EUR 0.05 in the corresponding period in 2011 due to higher EPRA Earnings offset by higher number of shares, which resulted from share issue executed in July 2011.

EUR million	Q1/2012	Q1/2011	Change-%	2011
Earnings in IFRS Consolidated Statement of Comprehensive Income	15.8	11.2	40.8%	13.0
-/+ Net fair value gains/losses on investment property	-5.9	-1.2	411.0%	35.3
-/+ Net gains/losses on sale of investment property	-1.5	-0.1	-	-0.6
+ Transaction costs related to investment property disposals	0.1	0.1	42.3%	1.0
-/+ Fair value gains/losses of jointly controlled entities	-	-0.2	-	-0.3
+/- Current taxes arising from the items above	-	-	-	0.5
+/- Change in deferred taxes arising from the items above	2.8	0.5	439.6%	-2.2
-/+ Non-controlling interest arising from the items above	3.1	2.3	36.8%	6.7
EPRA Earnings	14.3	12.6	13.2%	53.3
Average number of shares, million	277.8	244.6	13.6%	259.8
EPRA Earnings per share (basic), EUR	0.05	0.05	-0.3%	0.21

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2012 17

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

EPRA NAV is presenting the fair value of net assets of a real estate company. It intends to reflect the fair value of a business on a going-concern basis. Therefore, all items arising from future disposals and the fair value of financial instruments are excluded from EPRA NAV. To the contrary, EPRA NNNAV is including the deferred tax liabilities and fair value of financial instruments and therefore it is a measure of the real estate company's "spot" fair value at the balance sheet date. However, EPRA NNNAV is not a liquidation NAV as the fair values of assets and liabilities are not based on a liquidation scenario.

EPRA NAV per share decreased by EUR 0.08 to EUR 3.54 (EUR 3.62 on December 31, 2011) due mainly to dividends paid and equity return from the invested unrestricted equity fund. EPRA NNNAV per share decreased by EUR 0.10 to EUR 3.19 (EUR 3.29 on December 31, 2011).

	31/3/12			31/3/11			31/12/2011		
	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	882.4	277,811	3.18	839.6	244,565	3.43	902.6	277,811	3.25
Deferred taxes from the difference of fair value and fiscal value of investment properties	60.3	277,811	0.22	60.1	244,565	0.25	57.5	277,811	0.21
Fair value of financial instruments	41.2	277,811	0.15	5.9	244,565	0.02	45.7	277,811	0.16
Net asset value (EPRA NAV)	**983.9**	**277,811**	**3.54**	**905.6**	**244,565**	**3.70**	**1,005.9**	**277,811**	**3.62**
Deferred taxes from the difference of fair value and fiscal value of investment properties	-60.3	277,811	-0.22	-60.1	244,565	-0.25	-57.5	277,811	-0.21
The difference between the secondary market price and fair value of bonds and capital loan[1)]	3.3	277,811	0.01	0.8	244,565	0.00	11.4	277,811	0.04
Fair value of financial instruments	-41.2	277,811	-0.15	-5.9	244,565	-0.02	-45.7	277,811	-0.16
EPRA NNNAV	**885.7**	**277,811**	**3.19**	**840.4**	**244,565**	**3.44**	**914.1**	**277,811**	**3.29**

[1)] *Secondary market price*
When calculating the EPRA NNNAV in accordance with EPRA's recommendations, the shareholders' equity is adjusted using EPRA's guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon's accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure convertible capital loan 1/2006 and bond 1/2009 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the convertible capital loan 1/2006 was 92.91 per cent (99.13%) and for the bond 1/2009 104.34 per cent (99.50%) on 31 March 2012. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR 3.3 million (EUR 0.8 million) on 31 March 2012.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2012 18

3) EPRA NET INITIAL YIELD (NIY) (%) AND EPRA "TOPPED-UP" NIY (%)

There are a variety of yield performance indicators in a real estate market to present the companies' ability to generate rent. In order to have a consistent yield definition and comparable yield indicators between the real estate companies, EPRA has published a best practice recommendation for yield calculation i.e. EPRA Net Initial Yield (NIY).

EPRA initial yields increased mainly due to increased gross rental income of the properties. However, EPRA NIY and EPRA "topped up" NIY for the first quarter of 2012 and 2011 are not fully comparable due to changes in the completed property portfolio (such as property acquisitions, disposals and started and completed (re)development projects).

EUR million	Q1/2012	Q1/2011	2011
Fair value of investment properties determined by the external appraiser	2,541.9	2,378.9	2,515.0
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-572.2	-473.0	-559.6
Completed property portfolio	1,969.7	1,905.9	1,955.4
Plus the estimated purchasers' transaction costs	36.9	38.0	36.8
Gross value of completed property portfolio (A)	2,006.6	1,943.8	1,992.2
Annualised gross rents for completed property portfolio	184.4	170.6	179.5
Property portfolio's operating expenses	-56.5	-50.7	-56.6
Annualised net rents (B)	127.9	119.9	122.9
Plus the notional rent expiration of rent free periods or other lease incentives	1.6	5.2	2.5
Topped-up annualised net rents (C)	129.5	125.1	125.4
EPRA Net Initial Yield (NIY) (%) (B/A)	6.4	6.2	6.2
EPRA "topped-up" NIY (%) (C/A)	6.5	6.4	6.3

4) EPRA VACANCY RATE (%)

EPRA vacancy rate (%) presents how much out of the full potential rental income is not received because of vacancy. EPRA vacancy rate is calculated by dividing the estimated rental value of vacant premises by the estimated rental value of the whole portfolio if all premises were fully let. EPRA vacancy rate is calculated using the same principles as economic occupancy rate, which Citycon also discloses.

EPRA vacancy rate improved mainly due to decreased vacancy in the shopping centre -portfolio.

EUR million	Q1/2012	Q1/2011	2011
Annualised potential rental value of vacant premises	10.1	10.4	9.8
./. Annualised potential rental value for the whole portfolio	223.9	205.1	219.4
EPRA vacancy rate (%)	4.5	5.1	4.5

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2012 19

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1 January - 31 March 2012

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q1/2012	Q1/2011	Change-%	2011
Gross rental income		54.6	49.5	10.3%	206.0
Service charge income		3.2	2.5	29.6%	11.1
Turnover	3	**57.8**	**52.0**	**11.3%**	**217.1**
Property operating expenses	4	19.9	19.6	1.6%	71.6
Other expenses from leasing operations		0.4	0.0	-	1.2
Net rental income		**37.5**	**32.4**	**15.9%**	**144.3**
Administrative expenses		6.7	5.5	22.6%	28.0
Other operating income and expenses		0.1	0.0	139.6%	0.2
Net fair value gains/losses on investment property		5.9	1.2	411.0%	-35.3
Net gains/losses on sale of investment property		1.5	0.1	-	0.6
Operating profit		**38.3**	**28.2**	**36.0%**	**81.8**
Net financial income and expenses		-16.1	-13.8	16.4%	-62.4
Share of loss/profit of jointly controlled entities		0.0	0.1	-150.4%	0.3
Profit/loss before taxes		**22.2**	**14.4**	**53.8%**	**19.7**
Current taxes		-0.3	-0.2	27.2%	-0.9
Change in deferred taxes		-2.6	-0.3	-	2.5
Profit/loss for the period		**19.3**	**13.9**	**39.3%**	**21.3**
Profit/loss attributable to					
Parent company shareholders		15.8	11.2	40.8%	13.0
Non-controlling interest		3.5	2.6	32.6%	8.3
Earnings per share attributable to parent company shareholders					
Earnings per share (basic), EUR	5	0.06	0.05	24.0%	0.05
Earnings per share (diluted), EUR	5	0.06	0.05	21.6%	0.05
Other comprehensive income					
Net gains/losses on cash flow hedges		5.8	17.5	-67.2%	-35.9
Income taxes relating to cash flow hedges		-1.3	-4.6	-71.7%	9.0
Exchange gains/losses on translating foreign operations		0.7	0.2	250.7%	0.6
Other comprehensive income for the period, net of tax		**5.2**	**13.2**	**-60.5%**	**-26.2**
Total comprehensive profit/loss for the period		**24.5**	**27.1**	**-9.4%**	**-4.9**
Total comprehensive profit/loss attributable to					
Parent company shareholders		20.8	24.3	-14.5%	-13.4
Non-controlling interest		3.7	2.7	35.8%	8.5

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY - 31 MARCH 2012

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Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	31 March 2012	31 March 2011	31 Dec. 2011
Assets				
Non-current assets				
Investment properties	6	2,547.8	2,386.2	2,522.1
Investments in jointly controlled entities		0.6	0.4	0.6
Intangible assets and property, plant and equipment		3.1	2.7	2.9
Deferred tax assets		13.2	1.2	14.5
Derivative financial instruments and other non-current assets	9	0.1	11.2	0.0
Total non-current assets		**2,564.7**	**2,401.7**	**2,540.1**
Investment properties held for sale	7	**0.1**	**-**	**12.7**
Current assets				
Derivative financial instruments	9	-	-	0.5
Trade and other receivables		19.9	32.9	33.2
Cash and cash equivalents	8	59.8	36.7	91.3
Total current assets		**79.7**	**69.6**	**125.0**
Total assets		**2,644.5**	**2,471.3**	**2,677.7**
Liabilities and Shareholders' Equity				
Equity attributable to parent company shareholders				
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-41.2	-5.9	-45.7
Invested unrestricted equity fund	10	243.1	174.3	273.7
Retained earnings	10	289.8	280.4	284.0
Total equity attributable to parent company shareholders		**882.4**	**839.6**	**902.6**
Non-controlling interest		62.9	53.4	59.2
Total shareholders' equity		**945.3**	**893.0**	**961.8**
Long-term liabilities				
Loans	11	1,359.8	1,210.1	1,339.5
Derivative financial instruments and other non-interest bearing liabilities	9	49.7	15.3	54.4
Deferred tax liabilities		62.4	62.9	59.8
Total long-term liabilities		**1,471.9**	**1,288.2**	**1,453.7**
Short-term liabilities				
Loans	11	140.1	209.0	208.4
Derivate financial instruments	9	-	1.7	0.6
Trade and other payables		87.3	79.4	53.2
Total short-term liabilities		**227.4**	**290.1**	**262.2**
Total liabilities		**1,699.2**	**1,578.3**	**1,715.9**
Total liabilities and shareholders' equity		**2,644.5**	**2,471.3**	**2,677.7**

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Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	Q1/2012	Q1/2011	2011
Cash flow from operating activities				
Profit/loss before taxes		22.2	14.4	19.7
Adjustments		9.5	12.7	98.9
Cash flow before change in working capital		31.7	27.1	118.6
Change in working capital		0.6	2.6	1.6
Cash generated from operations		**32.3**	**29.7**	**120.2**
Paid interest and other financial charges		-13.4	-11.6	-60.1
Interest income and other financial income received		0.3	0.2	0.6
Realized exchange rate losses/gains		-4.7	-1.9	-1.8
Taxes paid/received		-0.3	5.5	7.2
Net cash from operating activities		**14.2**	**21.7**	**66.0**
Cash flow from investing activities				
Acquisition of subsidiaries, less cash acquired	6,7	-	-	-33.7
Acquisition of investment properties	6,7	-	-	-105.5
Capital expenditure on investment properties, investments in jointly controlled entities, intangible assets and PP&E	6,7	-16.1	-23.0	-82.4
Sale of investment properties	6,7	16.3	2.0	18.6
Net cash used in investing activities		**0.3**	**-21.0**	**-203.0**
Cash flow from financing activities				
Sale of treasury shares		-	-	0.4
Proceeds from share issue		-	-	98.9
Proceeds from short-term loans	11	25.9	8.6	160.9
Repayments of short-term loans	11	-48.4	-7.6	-100.2
Proceeds from long-term loans	11	50.9	64.7	594.6
Repayments of long-term loans	11	-74.7	-49.1	-511.8
Dividends and return from the invested unrestricted equity fund	10	-	-	-34.3
Net cash from financing activities		**-46.4**	**16.5**	**208.5**
Net change in cash and cash equivalents		**-31.9**	**17.2**	**71.6**
Cash and cash equivalents at period-start	8	91.3	19.5	19.5
Effects of exchange rate changes		0.3	0.0	0.2
Cash and cash equivalents at period-end	8	**59.8**	**36.7**	**91.3**

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Condensed Consolidated Statement of Changes in Shareholders' Equity, IFRS

	Equity attributable to parent company shareholders								
EUR million	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	Equity attributable to parent company shareholders	Non-controlling interest	Shareholders' equity, total
Balance at 1 Jan. 2011	259.6	131.1	-18.8	198.8	-8.2	287.0	849.5	50.7	900.2
Total comprehensive profit/loss for the period			13.0		0.1	11.2	24.3	2.7	27.1
Dividends and return from the invested unrestricted equity fund (Note 10)				-24.5		-9.8	-34.2		-34.2
Share-based payments						0.0	0.0		0.0
Balance at 31 March 2011	259.6	131.1	-5.9	174.3	-8.1	288.5	839.6	53.4	893.0
Balance at 1 Jan. 2012	259.6	131.1	-45.7	273.7	-7.8	291.7	902.6	59.2	961.8
Total comprehensive profit/loss for the period			4.5		0.5	15.8	20.8	3.7	24.5
Dividends and return from the invested unrestricted equity fund (Note 10)				-30.6		-11.1	-41.7		-41.7
Share-based payments						0.7	0.7		0.7
Balance at 31 March 2012	259.6	131.1	-41.2	243.1	-7.3	297.1	882.4	62.9	945.3

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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basic Company Data

Citycon is a real estate company specialised in retail premises. Citycon operates in Finland, Sweden and the Baltic countries. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 24 April 2012.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the three month period ended on 31 March 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting. The figures are unaudited.

Additional information on the accounting policies are available in Citycon's Financial Statements 2011 under the Notes to the Consolidated Financial Statements: in Note 3 "Changes in IFRS and accounting policies" and Note 4 "Summary of significant acounting policies".

3. Segment Information

Citycon's business consists of the regional business units Finland, Sweden and the Baltic Countries.

EUR million	Q1/2012	Q1/2011	Change-%	2011
Turnover				
Finland	34.7	32.9	5.4%	132.5
Sweden	15.8	14.9	5.8%	60.1
Baltic Countries	7.3	4.1	77.2%	24.5
Total	**57.8**	**52.0**	**11.3%**	**217.1**
Net rental income				
Finland	22.8	21.4	6.5%	90.5
Sweden	9.2	7.9	15.4%	35.4
Baltic Countries	5.5	3.0	84.0%	18.4
Other	0.0	0.0	-	0.0
Total	**37.5**	**32.4**	**15.9%**	**144.3**
EPRA operating profit				
Finland	20.9	19.7	5.6%	83.2
Sweden	7.8	6.8	13.6%	30.4
Baltic Countries	5.3	2.8	89.3%	17.1
Other	-3.0	-2.4	23.5%	-13.4
Total	**31.0**	**27.0**	**14.8%**	**117.4**
Net fair value losses/profit on investment property				
Finland	-2.3	0.6	-	-40.4
Sweden	3.3	-0.9	-	1.7
Baltic Countries	5.0	1.4	255.4%	3.4
Total	**5.9**	**1.2**	**411.0%**	**-35.3**
Operating profit/loss				
Finland	17.7	20.5	-13.5%	42.3
Sweden	13.3	5.9	125.9%	32.4
Baltic Countries	10.3	4.2	144.5%	20.5
Other	-3.0	-2.4	23.5%	-13.4
Total	**38.3**	**28.2**	**36.0%**	**81.8**

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EUR million	31 March 2012	31 March 2011	Change-%	31 Dec. 2011
Assets				
Finland	1,563.0	1,549.3	0.9%	1,558.0
Sweden	717.5	694.5	3.3%	731.3
Baltic Countries	287.0	168.5	70.3%	278.6
Other	77.0	59.0	30.5%	109.8
Total	2,644.5	2,471.3	7.0%	2,677.7

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. Property Operating Expenses

EUR million	Q1/2012	Q1/2011	Change-%	2011
Heating and electricity	7.7	7.7	-0.1%	24.2
Maintenance expenses	6.4	6.0	7.2%	23.3
Land lease fees and other rents	0.4	0.3	16.0%	1.3
Property personnel expenses	0.2	0.2	19.7%	0.6
Administrative and management fees	0.5	0.6	-14.8%	2.3
Marketing expenses	1.1	1.1	1.7%	5.6
Property insurances	0.2	0.2	2.7%	0.5
Property taxes	1.6	1.6	-1.0%	6.4
Repair expenses	2.0	2.0	-2.7%	7.5
Other property operating expenses	0.0	0.0	-	-0.1
Total	19.9	19.6	1.6%	71.6

Two properties generated no income during the first quarter of 2012 (2 properties in 2011), while these generated expenses of EUR 0.0 million (EUR 0.0 million)

5. Earnings per Share

	Q1/2012	Q1/2011	Change-%	2011
Earnings per share, basic				
Profit/loss attributable to parent company shareholders, EUR million	15.8	11.2	40.8%	13.0
Average number of shares, million	277.8	244.6	13.6%	259.8
Earnings per share (basic), EUR	0.06	0.05	24.0%	0.05
Earnings per share, diluted				
Profit/loss attributable to parent company shareholders, EUR million	15.8	11.2	40.8%	13.0
Expenses from convertible capital loan, the tax effect deducted (EUR million) [1]	1.0	1.0	-5.2%	-
Profit/loss used in the calculation of diluted earnings per share (EUR million)	16.8	12.2	37.0%	13.0
Average number of shares, million	277.8	244.6	13.6%	259.8
Convertible capital loan impact, million [1]	17.0	17.0	-	-
Adjustment for stock options, million	-	-	-	-
Adjustments for long-term share-based incentive plan, million	0.0	0.1	-77.1%	0.1
Average number of shares used in the calculation of diluted earnings per share, million	294.8	261.6	12.7%	259.9
Earnings per share (diluted), EUR	0.06	0.05	21.6%	0.05

[1] *The potential new shares from the conversion of convertible capital loan and the expenses from convertible loan (less the tax effect) are not included in calculating 2011 diluted per-share figures, because the earnings per share basic would be less than diluted earnings per share. Adjustments for long-term share-based incentive plan and stock options are taken into account when calculating the diluted earnings per share.*

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6. Investment Property

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 31 March 2012, the first mentioned category included Iso Omena, Koskikeskus and Myllypuro in Finland as well as Åkermyntan Centrum in Sweden and Magistral in Estonia. On 31 March 2011, the first mentioned category included Espoontori, Kirkkonummen Liikekeskus, Lahden Hansa (Trio), Myllypuro, Martinlaakso and Myyrmanni in Finland as well as Åkersberga Centrum in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

EUR million		31 March 2012	
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	526.4	1,995.7	2,522.1
Acquisitions	-	0.0	0.0
Investments	9.9	6.4	16.2
Disposals	-	-2.0	-2.0
Capitalized interest	0.2	0.2	0.4
Fair value gains on investment property	5.4	12.8	18.2
Fair value losses on investment property	-0.3	-12.0	-12.3
Exchange differences	0.1	5.1	5.2
Transfers between items	-	-0.1	-0.1
At period-end	541.7	2,006.1	2,547.8

EUR million		31 March 2011	
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	326.1	2,041.6	2,367.7
Acquisitions	0.0	2.0	2.0
Investments	9.1	3.1	12.1
Disposals	-	-0.4	-0.4
Capitalized interest	1.0	0.2	1.1
Fair value gains on investment property	1.3	16.4	17.7
Fair value losses on investment property	-1.2	-15.3	-16.5
Exchange differences	0.3	2.2	2.4
Transfers between items	-	-	-
At period-end	336.5	2,049.7	2,386.2

EUR million		31 Dec. 2011	
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	326.1	2,041.6	2,367.7
Acquisitions	-	139.9	139.9
Investments	23.5	48.9	72.4
Disposals	-	-16.6	-16.6
Capitalized interest	0.5	2.0	2.6
Fair value gains on investment property	20.3	19.5	39.8
Fair value losses on investment property	-0.2	-74.9	-75.1
Exchange differences	0.1	3.9	4.0
Transfers between items	156.0	-168.7	-12.7
At period-end	526.4	1,995.7	2,522.1

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An external professional appraiser has conducted the valuation of the company's investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments' yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement (%)			Weighted average market rents (€/sq.m.)		
	31 March 2012	31 March 2011	31 Dec. 2011	31 March 2012	31 March 2011	31 Dec. 2011
Finland	6.3	6.4	6.3	25.6	24.2	24.4
Sweden	5.9	6.0	5.9	24.0	24.1	23.6
Baltic Countries	8.0	8.0	8.0	20.8	19.7	20.8
Average	**6.4**	**6.4**	**6.4**	**24.6**	**23.9**	**23.8**

7. Investment Properties Held for Sale

On 31 March 2012, the Investment Properties Held for Sale comprised one property Kiinteistö Oy Valtakatu 5-7 located in Finland. This transaction is expected to be finalised in June 2012. On 31 December 2011, the Investment Properties Held for Sale included two properties, Floda and Landvetter in Sweden, which were sold in January and March 2012.

EUR million	31 March 2012	31 March 2011	31 Dec. 2011
At period-start	12.7	1.5	1.5
Disposals	-12.8	-1.5	-1.5
Exchange differences	0.1	-	-
Transfers from investment properties	0.1	-	12.7
At period-end	**0.1**	**-**	**12.7**

8. Cash and Cash Equivalents

EUR million	31 March 2012	31 March 2011	31 Dec. 2011
Cash in hand and at bank	59.8	35.6	91.3
Short-term deposits	0.0	1.1	0.1
Total	**59.8**	**36.7**	**91.3**

9. Derivative Financial Instruments

EUR million	31 March 2012		31 March 2011		31 Dec. 2011	
	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives						
Interest rate swaps						
Maturity:						
less than 1 year	-	-	40.0	-1.7	30.0	-0.5
1-2 years	-	-	30.0	-0.4	28.2	-1.3
2-3 years	153.1	-4.9	161.2	-6.7	152.5	-5.7
3-4 years	213.9	-7.4	202.3	-2.2	173.9	-6.6
4-5 years	252.6	-13.4	163.0	4.0	257.1	-15.0
over 5 years	389.5	-23.4	274.7	5.7	363.8	-25.4
Subtotal	**1,009.1**	**-49.1**	**871.1**	**-1.3**	**1,005.4**	**-54.4**
Foreign exchange derivatives						
Forward agreements						
Maturity:						
less than 1 year	-	-	3.9	0.0	20.8	0.3
Total	**1,009.1**	**-49.1**	**875.1**	**-1.3**	**1,026.3**	**-54.1**

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The fair values include foreign exchange rate gain of EUR 0.0 million (loss EUR 1.6 million) which is recognised in the statement of comprehensive income under net financial income and expenses. Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 1,009.1 million (EUR 871.1 million). The change in fair values of these derivatives (net of taxes), EUR 4.5 million (EUR 13.0 million) is recognised under other comprehensive income, taking the tax effect into account. 10. Dividends and Return from the Invested Unrestricted Equity Fund In accordance with the proposal by the Board of Directors, the Annual General Meeting held on 21 March 2012 decided on a dividend of EUR 0.04 per share for the financial year 2011 (EUR 0.04 for the financial year 2010) and EUR 0.11 per share was decided to be returned from the invested unrestricted equity fund (EUR 0.10 for the financial year 2010). Dividend and equity return of EUR 41.7 million in total for the financial year 2011 (EUR 34.2 million for the financial year 2010) were paid on 4 April 2012. 11. Loans During the period, repayments of interest-bearing debt amounting to EUR 1.2 million were made in line with previously disclosed repayment terms. Other proceeds and repayments from/of long-term loans in the cash-flow statement arose from the use of revolving credit facilities and new term loans. 12. Contingent Liabilities EUR million 31 March 2012 36.1 31 March 2011 37.0 31 Dec 2011 35.9 Mortgages on land and buildings Bank guarantees 45.9 42.7 39.2 Capital commitments 28.9 22.4 20.4 On 31 March 2012, Citycon had capital commitments of EUR 28.9 million (EUR 22.4 million) relating mainly to development and redevelopment projects. 13. Related Party Transactions Citycon Group’s related parties comprise the parent company, subsidiaries, associated companies, minority companies, Board members, CEO, Corporate Management Committee members and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 48.0 per cent on 31 March 2012 (31 March 2011: 47.3% ). During the first quarters in 2012 and 2011, Citycon had the following significant transactions with Gazit-Globe Ltd.: Convertible capital loan The outstanding amount of convertible capital loan was EUR 71.3 million on 31 March 2012 (EUR 71.3 million on 31 March 2011) and the carrying amount was EUR 68.6 million on 31 March 2012 (EUR 66.7 million). Based on the information Citycon has received, Gazit-Globe Ltd. held 58.9 per cent (58.9%) out of the outstanding amount of convertible capital loan, i.e. EUR 40.4 million (EUR 39.3 million) out of the carrying amount of convertible capital loan on 31 March 2012. Total of EUR 1.2 million (EUR 1.2 million) out of the convertible capital loan interest liability belong to Gazit-Globe Ltd. on 31 March 2012. Purchases of services Citycon has paid expenses of EUR 0.0 million (EUR 0.0 million) to Gazit-Globe Ltd. and its subsidiaries and invoiced expenses of EUR 0.1 million (EUR 0.1 million) forward to Gazit-Globe Ltd. and its subsidiaries. The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk. CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 28

14. Key Figures

	Q1/2012	Q1/2011	Change-%	2011
Operating profit, EUR million	38.3	28.2	36.0%	81.8
% of turnover	66.3%	54.2%	22.3%	37.7%
Profit/loss before taxes, EUR million	22.2	14.4	53.8%	19.7
Earnings per share (diluted), EUR	0.06	0.05	21.6%	0.05
Equity per share, EUR	3.18	3.43	-7.5%	3.25
Gearing, %	152.3	154.8	-1.6%	151.4
Net interest-bearing debt (fair value), EUR million	1,446.2	1,389.5	4.1%	1,463.5
Personnel (at the end of the period)	134	130	3.1%	136

The formulas for key figures can be found from the 2011 annual financial statements.

15. Shareholders, Share Capital and Shares

At the end of March, Citycon had a total of 5,741 (4,476) registered shareholders, of which eleven were account managers of nominee-registered shares. Nominee-registered and other international shareholders held 225.5 million (212.4 million) shares, or 81.2 per cent (86.9%) of shares and voting rights in the company.

Flagging notices

The company did not receive any flagging notices during the period.

Information on shares and share capital

	Q1/2012	Q1/2011	Change-%	2011
Share price, transactions, EUR				
Low	2.22	3.02	-26.5%	2.02
High	2.71	3.33	-18.6%	3.41
Average	2.50	3.16	-20.9%	2.77
Latest	2.51	3.23	-22.3%	2.31
Market capitalisation at period-end, EUR million	697.3	789.9	-11.7%	641.7
Share trading volume				
Number of shares traded, million	25.1	24.2	3.7%	97.5
Value of shares traded, EUR million	62.8	76.6	-18.0%	270.7
Share capital and shares				
Share capital at period-start, EUR million	259.6	259.6	-	259.6
Share capital at period-end, EUR million	259.6	259.6	-	259.6
Number of shares at period-start, million	277.8	244.6	13.6%	244.6
Number of shares at period-end, million	277.8	244.6	13.6%	277.8

During the period, there were no changes in the company's share capital or number of shares. The company has a single series of shares, with each share entitling to one vote at general meetings of shareholders. The shares have no nominal value.

Board authorisations and own shares

Pursuant to a share issue authorisation granted by the Annual General Meeting of 2012, the Board of Directors can decide on an issuance of a maximum of 50 million shares or conveyance of treasury shares. By virtue of this authorisation, the Board may also decide to issue stock options and other special rights. The authorisation will be valid until the next Annual General Meeting.

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The Annual General Meeting of 2012 authorised the Board of Directors to decide on the acquisition of 20 milion of the company’s own shares. The authorisation will be valid until the next Annual General Meeting. At period-end, the Board of Directors had no other authorisations. During the reporting period, the company held no treasury shares. Stock options 2011 The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the Annual General Meeting held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries. The maximum total number of stock options that can be issued is 7,250,000, and they entitle their owners to subscribe for a maximum total of 7,250,000 new shares in the company or existing shares held by the company. The stock options are marked with the symbols 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); and 2011D(I), 2011D(II) and 2011D(III). The number of shares subscribed by exercising stock options 2011 corresponds to a maximum total of 2.6 per cent of the shares and votes in the company, after the potential share subscription, if new shares are issued in the share subscription. By the end of the reporting period, a total of 6,460,000 stock options 2011 had been distributed comprising a total of 2,250,000 stock options divided into sub-categories 2011A–D(I), a total of 2,190,000 stock options divided into sub-categories 2011A–D(II) and a total of 2,020,000 stock options divided into sub-categories 2011A–D(III). Share subscription price The subscription prices of the shares to be subscribed for by exercising the 2011 stock options are as follows: 2011A-D(I) 3.17 2011A-D(II) 3.31 2011A-D(III) 2.63 Each year, the per-share dividends and equity returns, differing from the company´s normal practice, may be deducted from the share subscription price. Share subscription period Share subscription periods of stock options 2011 are as follows: Option category 2011A(I-III) 2011B(I-III) 2011C(I-III) 2011D(I-III) Share subscription period begins 1 April 2012 1 April 2013 1 April 2014 1 April 2015 Share subscription period ends 31 March 2018 31 March 2018 31 March 2018 31 March 2018 The stock option plan 2011 is covered in more detail in the company's Financial Statements 2011. The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/options. Financial Reports in 2012 CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 30

Citycon will issue two more interim reports during the financial year 2012 as follows: January–June 2012 on Wednesday, 11 July 2012 at about 9.00 a.m. and January–September 2012 on Wednesday, 10 October 2012 at about 9.00 a.m. For more investor information, please visit the corporate website at www.citycon.com. For further information, please contact: Marcel Kokkeel, CEO Tel. +358 20 766 4521 or +358 40 154 6760 marcel.kokkeel@citycon.fi Eero Sihvonen, Executive Vice President and CFO Tel. +358 20 766 4459 or +358 50 557 9137 eero.sihvonen@citycon.fi Distribution: NASDAQ OMX Helsinki Major media www.citycon.com CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 31

Report on Review of Citycon Oyj’s Interim Financial Information for the period January 1–March 31, 2012 To the Board of Directors of Citycon Oyj Introduction We have reviewed the accompanying statement of financial position of Citycon Oyj as of March 31, 2012 and the related statements of comprehensive income, changes in equity and cash flows for the three-month period then ended, and explanatory notes prepared in accordance with International Financial Reporting Standards as adopted by the EU. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of this interim financial information in accordance with the Securities Market Act, chapter 2, paragraph 5 a. Based on our interim review we express at the request of the Board of Directors a report in accordance with the Securities Market Act, chapter 2, paragraph 5 a. Scope of Review We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Opinion Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information, prepared in accordance with International Financial Reporting Standards as adopted by the EU, does not give a true and fair view of the financial position of the entity as at March 31, 2012, and of its financial performance and its cash flows for the three-month period then ended in accordance with the Securities Market Act. April 24, 2012 ERNST & YOUNG OY Authorized Public Accountants Tuija Korpelainen, Authorized Public Accountant CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY -31 MARCH 2012 32